SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GPN NETWORK, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                    382685105
                                 (CUSIP Number)

                             Thomas J. Poletti, Esq.
            ---------------------------------------------------------
                         c/o Kirkpatrick & Lockhart LLP
            10100 Santa Monica Blvd, 7th Floor, Los Angeles, CA 90067
            ---------------------------------------------------------
                                 (310) 552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 12, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)



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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John M. Alderson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) / / (B) / /
         ----------------------

3        SEC USE ONLY
         ----------------------

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         7,528,400

8        SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         7,528,400

10       SHARED DISPOSITIVE POWER

         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,528,400

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         31.8%

14       TYPE OF REPORTING PERSON*

         IN

         SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                GPN NETWORK, INC.

ITEM 1.        SECURITY AND ISSUER.

               Common Stock, par value $0.001 of GPN Network, Inc., a Delaware corporation

ITEM 2.        IDENTITY AND BACKGROUND.

(a)            Name:  John M.  Alderson
(b)            Business  Address:  4429 Lennox Avenue, Sherman Oaks, CA 91423
(c)            Principal Occupation:  Private Investor
(d) During the last five years, Mr. Alderson has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Alderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a s a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.
(f)            Citizenship: United States

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Registrant's principal stockholder had advanced the Registrant an aggregate of $70,725 to finance the Registrant's working capital needs as of May 12, 2003; said sum had accrued an aggregate of $4,559 in interest. On May 12, 2003, this principal stockholder transferred the right to receive such monies to Mr. Alderson. Concurrently with the transfer, the Registrant issued 7,528,400 shares of its common stock to Mr. Alderson in exchange for the cancellation of this indebtedness. The 7,528,400 shares of Comomon Stock were issued at a price of $0.01 per share in a private offering pursuant to Regulation D of the Securities Act of 1933, as amended.

ITEM 4.        PURPOSE OF THE TRANSACTION.

               On May 12, 2003, an aggregate of 7,528,400 shares of the Registrant's Common Stock was sold and issued in a private offering to Mr. Alderson pursuant to Regulation D of the Securities Act of 1933 in exchange for the cancellation of $75,284 of indebtedness.

               Mr. Alderson does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Mr. Alderson beneficially and directly owns, and has the sole power to vote and the sole power to dispose of, 7,528,400 shares of Common Stock of GPN Network, Inc., which represents 31.8% of the outstanding shares of Common Stock. The percentage is based on 23,681,297 shares of Common Stock outstanding on May 12, 2003.

               Mr. Alderson has not effected any transactions in the shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:   May 12, 2003


                                                By:    /s/ John M. Alderson

                                                       ----------------------
                                                       Name:  John M. Alderson